June 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mariam Mansaray, Staff Attorney

Re:	Siyata Mobile Inc.

Registration Statement on Form F-1, as amended.

File No. 333-280002

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Dominari Securities LLC, as sole placement agent on a best efforts basis in an offering pursuant to the Registration Statement on Form F-1 (File No. 333-280002) (the “Registration Statement”), hereby joins Siyata Mobile Inc., (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause to become effective on June 24, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sichenzia Ross Ference Carmel LLP, request by telephone that such Registration Statement be declared effective.

Very truly yours,

Dominari Securities LLC

By:	/s/ Cosme Ordonez
Name:	Dr. Cosme Ordonez
Title:	Head of Investment Banking